Exhibit 99.3

CNOOC Limited

（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Revised Proxy Form for Annual General Meeting to be held on 31 May 2018

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OF THE COMPANY (the “AGM”) to attend and vote for me/ us and on my/our behalf at the AGM (or at any adjournment thereof) to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 31 May 2018 at 3:00 p.m. in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2017.
A2.	To declare a final dividend for the year ended 31 December 2017.
A3.	To re-elect Mr. Yuan Guangyu as an Executive Director of the Company.
A4.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company.
A5.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company.
A6.	To re-elect Mr. Tse Hau Yin, Aloysius who has served the Company for more than nine years, as an Independent Non-executive Director of the Company.
A7.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A8.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*

*	The full text of the resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company dated 12 April 2018 despatched to shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the AGM is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS REVISED PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the AGM (or any adjournment thereof) in person to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this revised proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This revised proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this revised proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this revised proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion on any resolution put to the AGM other than referred to in the notice convening the AGM dated 12 April 2018 and the supplemental notice of AGM dated 3 May 2018.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be) (the “Closing Time”).

7.	Completion and delivery of this revised proxy form and/or the First Proxy Form (as defined hereinafter) will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish, but in such event the instrument appointing a proxy shall be deemed to be revoked.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this revised proxy form.

10.	IMPORTANT: A shareholder wishes to appoint a proxy to attend and vote at the AGM on his/her/its behalf and if he/she/it has not yet returned the form of proxy (the “First Proxy Form”) which was sent together with the circular dated 12 April 2018 containing the notice of AGM with the Company’s registered office, he/she/it is required to complete, sign and return this revised proxy form to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong before the Closing Time. In this case, the First Proxy Form should not be submitted with the Company.

If a shareholder wishes to appoint a proxy to attend and vote at the AGM on his/her/it behalf and if he/she/it has already returned the First Proxy Form with the Company’s registered office before the Closing Time should note that:

(i)	if no revised proxy form is submitted with the Company’s registered office, the First Proxy Form, if correctly completed, will be treated as a valid proxy form submitted by the shareholder. The proxy/proxies so appointed by the shareholder shall be required to vote in such manner as he/she may be directed under the First Proxy Form, and in respect of the resolutions for the proposed re-elections of Mr. Yuan Guangyu and Mr. Wang Dongjin as set out in the supplemental circular of the Company dated 3 May 2018, the proxy/proxies will be entitled to vote at his/her discretion or to abstain from voting on such resolutions;

(ii)	if the Revised Proxy Form is submitted with the Company’s registered office before the Closing Time, this revised proxy form, if correctly completed, will be treated as a valid proxy form submitted by the shareholder and will revoke and supersede the First Proxy Form previously submitted by such shareholder; and

(iii)	if the Revised Proxy Form is submitted with the Company’s registered office after the Closing Time, or if submitted before the Closing Time but is incorrectly completed, the appointment of proxy under this revised proxy form will be invalid. The First Proxy Form, if correctly completed, will be treated as a valid proxy form submitted by such shareholder. The proxy/proxies so appointed by the shareholder under the First Proxy Form will be entitled to vote in the manner as mentioned in (i) above as if no revised proxy form had been submitted with the Company’s registered office. Accordingly, shareholders of the Company are advised to complete this revised proxy form carefully and submitted this revised proxy form with the Company’s registered office before the Closing Time.